UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________
FORM 11-K
_______________
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                  to
Commission File Number 1-12718
__________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
HEALTH NET, INC.
401(k) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
HEALTH NET, INC.
21650 OXNARD STREET
WOODLAND HILLS, CALIFORNIA 91367

HEALTH NET, INC.
401(k) SAVINGS PLAN
TABLE OF CONTENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	4
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	5
Notes to Financial Statements as of December 31, 2013 and 2012, and for the Year Ended December 31, 2013	6
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2013	14
SIGNATURES	15
EXHIBIT INDEX	16
23.1 Consent of Deloitte & Touche, LLP
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in
Health Net, Inc. 401(k) Savings Plan
Woodland Hills, California

We have audited the accompanying statements of net assets available for benefits of Health Net, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The schedule has been subjected to the auditing procedures applied in our audit of the 2013 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Los Angeles, California
June 27, 2014

HEALTH NET, INC.
401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
Assets:
Participant-directed investments, at fair value:
Non-interest-bearing cash	$—	$1,371
Common stock—Health Net, Inc.	9,990,917	9,246,570
Common collective trust funds	191,146,966	159,335,073
Mutual funds	436,730,711	368,058,949
Total participant-directed investments, at fair value	637,868,594	536,641,963
Receivables:
Notes receivable from participants	15,236,291	14,701,938
Employer contributions	838,484	1,034,228
Total receivables	16,074,775	15,736,166
Net assets reflecting all investments at fair value	653,943,369	552,378,129
Adjustment from fair value to contract value for fully benefit-responsive stable value fund	(972,852)	(2,436,086)
Net assets available for plan benefits	$652,970,517	$549,942,043
See accompanying notes to financial statements.

HEALTH NET, INC.
401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$87,842,304
Dividends	21,659,632
Net investment income	109,501,936
Contributions
Participant	34,939,610
Employer	15,897,132
Total contributions	50,836,742
Interest income on notes receivable from participants	493,051
Total additions	160,831,729
Deductions from net assets attributed to:
Benefits paid to participants	(57,544,881)
Other expenses	(258,374)
Total deductions	(57,803,255)
Increase in net assets	103,028,474
Net assets available for plan benefits:
Beginning of year	549,942,043
End of year	$652,970,517
See accompanying notes to financial statements.

HEALTH NET, INC.
401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012,
AND FOR THE YEAR ENDED DECEMBER 31, 2013

1.    DESCRIPTION OF PLAN
The Health Net, Inc. 401(k) Savings Plan (the "Plan") enables participants to save for retirement through voluntary contributions and invest in an array of funds. The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan’s Summary Plan Description (the "Plan Description") for more complete information.
General—The Plan is a defined contribution plan covering substantially all active associates of Health Net, Inc. (the "Company") and certain of its subsidiaries. Eligible associates may participate in the Plan as soon as administratively practicable following their date of hire, rehire or transfer to an eligible status. The Compensation Committee of the Board of Directors of the Company has oversight and control of the operations and administration of the Plan. In accordance with the terms of the Plan, a Compensation and Benefits Administrative Committee comprised of management of the Company has been established to administer the Plan. Mercer Trust Company is the trustee (the "Trustee") and Mercer HR Services, LLC is the recordkeeper of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company is the sponsor (the "Plan Sponsor") and administrator (the "Plan Administrator") of the Plan.
Contributions—Eligible participants can elect a pretax contribution rate from 1 to 30 percent of their eligible compensation, subject to the annual cap on elective deferrals set by the Internal Revenue Code (the "IRC"). The Company makes a 100 percent matching contribution on each eligible participant’s pretax contributions up to 3 percent of eligible compensation and a 50 percent matching contribution on the next 2 percent of each participant’s contributions to the Plan. The Company may also make discretionary matching and discretionary profit sharing contributions. During the 2013 Plan year, the Company did not make any such discretionary matching or discretionary profit sharing contributions.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Plan earnings and the Company’s discretionary and profit sharing contributions, if any. Each participant’s account is charged with withdrawals and an allocation of Plan losses. Allocations of Plan earnings and losses are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Eligibility and Vesting—Substantially all active associates of the Company and certain of its subsidiaries are eligible to participate in the Plan. In general, associates covered by a collective bargaining agreement, associates who have not met specified service requirements and, effective as of November 1, 2012, Special Professional Associates (as defined in the Plan) are not eligible to participate in the Plan. All participants are immediately 100 percent vested in their own pretax contributions plus any investment earnings thereon. Company matching contributions made on or after January 1, 2006 are 100 percent vested. Prior to 2006, vesting in employer contributions and any corresponding investment earnings were based on years of service. An associate is credited with years of service under the elapsed time method, set forth in Treasury Regulation §1.410(a)-7, which takes into account the period of time that elapses while an associate is employed by the Company and certain of its affiliates. In addition, all participants who, while employed, attain the age of 55, or die or become disabled, become 100 percent vested in employer contributions and investment earnings thereon made on their behalf. The Plan provides that following a termination of employment, any unvested portion of employer contributions and earnings thereon will be forfeited upon the earlier of distribution of benefits or a five-year break in service (see —Benefits, below).
Investment Options—Participants can direct their contributions into one or more common collective trust funds or mutual funds that have been selected as investment options for Plan participants (the "core investment funds"), a fund that invests primarily in the common stock of the Company (the "company stock fund") or mutual funds other than the core investment funds through a mutual fund window (the "mutual fund window"). However, associates whose compensation is subject to the approval of the Compensation Committee of the Board of Directors of the Company are not permitted to direct their contributions to the company stock fund. As of June 17, 2013, the Allianz RCM Large Cap Growth Fund was removed from the Plan's investment options and all remaining balances in that fund at the time of removal were transferred to the SSgA S&P 500 Index Securities Lending Series Fund.

Benefits—Benefits are distributable from Plan assets upon death, disability, attainment of age 59 1/2, termination of employment, termination of the Plan or in certain cases of hardship. Benefits distributable are based upon the participant’s vested share of Plan assets. The Plan provides that after termination of employment and on the earlier of distribution or a five-year break in service, the unvested portion of employer contributions and investment earnings thereon are forfeited by the participant and can be used to reduce future employer contributions. Terminated participants with account balances of $1,000 or less are required to take distributions of their accounts.
Forfeited Accounts—As of December 31, 2013 and 2012, forfeited accounts totaled $211,741 and $234,714, respectively. These amounts are used to reduce future employer contributions for the same Plan year in which forfeitures occur. For the year ended 2013, employer contributions were reduced by $159,685 due to forfeited nonvested accounts.
Participant Loans—A participant may borrow up to one-half of the value of the vested portion of his or her account in the form of a loan with a minimum principal amount of $1,000 up to a maximum of $50,000. The loans are secured by the balance in the participant’s account, bear interest at the prime rate as quoted in the Wall Street Journal as of the last business day of each month, and generally must be repaid within five years. In addition, only funds invested in the core investment funds are available for participant loans because the portion of a participant's account invested in the company stock fund or through the mutual fund window is not available to fund participant loans.
The weighted average interest rate for loans outstanding as of December 31, 2013 and 2012 was 3.32 percent and 3.35 percent, respectively. Principal and interest are paid ratably through payroll deductions (for active employees) or other forms of payment (for former employees or employees on a leave of absence). A participant may not have more than one outstanding loan at any given time.
Allocation of Earnings—Earnings, net of investment management fees, of each investment fund are allocated on a daily basis to that fund’s participants in proportion to each participant’s share of fund assets.
Investment Advisory Services—In November 2011, the Plan Sponsor entered into an agreement with Financial Engines Advisors LLC ("Financial Engines") to provide investment advisory services to Plan participants. Under the agreement, Plan participants can choose the level of advisory services they want, which include retirement investment advice (referred to as "online advice") or professional portfolio management services (referred to as "professional management"). Online advice is provided without charge to participants and is available to all Plan participants. Any participant may pay an additional monthly fee, which is deducted from his or her individual participant account on a quarterly basis, and choose the professional management option. Both the online advice and professional management services were made available to Plan participants in May 2012.
2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties—The Plan provides various investment options to its participants, including mutual funds, common collective trust funds and the company stock fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Company's common stock is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. The money market fund is stated at cost plus accrued interest, which approximates fair value. The units of common collective trust funds are stated at fair value, which is estimated using net asset value per share as determined by the issuer of the funds, and are generally based on the fair market value of the underlying investments. Underlying investments in the Putnam Stable Value Fund (the "stable value fund") are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.
The stable value fund invests primarily in guaranteed investment contracts ("GICs") and similar contracts issued by insurance companies, banks or other financial institutions, and security-backed investment contracts ("SBICs"), including separate account products of insurance companies. The stable value fund also invests at least 5 percent of its assets in money market instruments, cash, cash equivalents and other stable value funds with investment policies and other provisions similar to those of the stable value fund, and may invest without limit in these investments. The investment contracts are non-transferable, but provide for benefit-responsive withdrawals by Plan participants at contract value. Contract value represents invested principal plus contractual interest earned thereon, less participant withdrawals and administrative expenses. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The statements of net assets available for benefits present the stable value fund at fair value within “common collective trust funds,” and include an additional line item representing an adjustment of fully benefit-responsive stable value fund from fair value to contract value. Activity related to the stable value fund is therefore presented in the statement of changes in net assets available for benefits on a contract value basis.
Net appreciation in the fair value of investments includes net unrealized market appreciation and depreciation of investments and net realized gains and losses on the sale of investments during the period, and is net of investment expenses. Investment income includes net appreciation in the fair value of investments and dividends paid on the Plan’s investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in mutual funds and common collective trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Participant loans that are in default, as defined by the Plan’s loan policy, are deemed to be distributions in the year the default occurs. Deemed distributed loans are excluded from notes receivable from participants on the statements of net assets available for benefits.
Distributions of Benefits to Participants—Benefits are recorded when paid. Net assets available for Plan benefits as of December 31, 2013 and 2012 did not include any amounts payable to participants who have withdrawn from the Plan but have not yet been paid their vested benefits.
Administrative and Other Expenses—Certain administrative expenses of the Plan are paid by the Plan through administrative fee offsets or by the Plan Sponsor as described in the Plan Description. In general, plan administrative expenses are paid from administrative fee offsets generated by certain of the core investment funds. For the year ended December 31, 2013, there were no administrative expenses paid by the Plan Sponsor. Other expenses include fees for excessive trading as defined in certain investment fund prospectuses, brokerage fees and/or fees related to the professional management option of the investment advisory services (see Note 1 for more information regarding investment advisory services). All such fees are paid by individual participants engaged in such trading or who have elected such services.
3.    FAIR VALUE MEASUREMENTS
Assets recorded at fair value in the statements of net assets available for benefits are categorized based upon the level of judgment associated with the inputs used to measure their fair value and the level of market price observability.
Investments measured and reported at fair value using Level inputs are classified and disclosed in one of the following categories:
Level 1—Quoted prices are available in active markets for identical investments as of the reporting date.
Level 2—Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of other valuation methodologies.
Level 3—Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company's common stock is categorized as Level 1.
Shares of mutual funds held are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held at Plan year end. The Plan also allows participants to individually invest in mutual funds not included in the core investment funds through the mutual fund window.
Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit value or net asset value per unit is determined by the financial institution sponsoring such funds by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. Net asset value is used as a practical expedient to estimate fair value. Investments in the S&P 500 Index fund are categorized as Level 2 and investments in the stable value fund are categorized as Level 3.
The following tables present information about the Plan’s investment assets measured at fair value on a recurring basis and indicate the fair value hierarchy of the valuation techniques utilized by management to determine such fair value as of December 31, 2013 and 2012:

	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$9,990,917	$—	$—	$9,990,917
Mutual funds:
Asset allocation	140,209,401	—	—	140,209,401
Blend	48,025,966	—	—	48,025,966
Capital preservation - money market	216,787	—	—	216,787
Growth - mid/large cap equities	113,291,213	—	—	113,291,213
Income - corporate and government bonds, asset-backed securities	58,733,566	—	—	58,733,566
Value - domestic large/small cap equities	75,346,197	—	—	75,346,197
Other	907,581	—	—	907,581
Total mutual funds	436,730,711	—	—	436,730,711
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund	—	115,910,573	—	115,910,573
Stable value	—	—	75,236,393	75,236,393
Total common collective trust funds	—	115,910,573	75,236,393	191,146,966
Total investments	$446,721,628	$115,910,573	$75,236,393	$637,868,594

	As of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock:
Health Net, Inc. - healthcare	$9,246,570	$—	$—	$9,246,570
Mutual funds:
Asset allocation	116,554,263	—	—	116,554,263
Blend	76,543,629	—	—	76,543,629
Capital preservation - money market	318,632	—	—	318,632
Growth - domestic mid/large cap equities	56,034,115	—	—	56,034,115
Income - corporate and government bonds, asset-backed securities	62,684,358	—	—	62,684,358
Value - domestic large/small cap equities	55,308,081	—	—	55,308,081
Other	615,871	—	—	615,871
Total mutual funds	368,058,949	—	—	368,058,949
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund	—	78,061,265	—	78,061,265
Stable value	—	—	81,273,808	81,273,808
Total common collective trust funds	—	78,061,265	81,273,808	159,335,073
Total investments	$377,305,519	$78,061,265	$81,273,808	$536,640,592

For the years ended December 31, 2013 and 2012, there were no transfers between Levels 1 and 2. In determining when transfers between levels are recognized, the Plan’s accounting policy is to recognize the transfers based on the actual date of the event or change in circumstances that caused the transfer. As of December 31, 2013, the American Funds Europacific Growth Fund was included in the Growth - mid/large cap equities category of mutual funds compared to the Blend category as of December 31, 2012.
The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3) for the years ended December 31, 2013 and 2012:

	Common Collective Trust Funds
	2013	2012
Beginning balance—January 1	$81,273,808	$86,034,792
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Net realized gain/loss	—	—
Change in adjustment from fair value to contract value for fully benefit-responsive stable value fund, included in the statements of net assets available for benefits	(1,463,234)	(392,911)
Purchases, issuances, sales and settlements:
Purchases	8,976,232	11,291,034
Issuances	—	—
Sales	(13,550,413)	(15,659,107)
Settlements	—	—
Ending balance—December 31	$75,236,393	$81,273,808
The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Valuation policies and procedures are managed by our Plan Administrator's finance group, which regularly monitors fair value measurements. Fair value measurements, including those categorized within Level 3, are prepared on an annual basis and reviewed for reasonableness and compliance with the Fair Value Measurement Topic of the ASC. Specifically, for the stable value fund, fair value is estimated using the net asset value per share as of the reporting date. The net asset value per share is determined by the issuer of the fund and is generally based on the fair market value of the underlying investments and then adjusted by the issuer to contract value. The net asset value per share for the stable value fund is maintained at $1.00 per unit and is compared for consistency between reporting periods.
4.    INVESTMENTS
The Plan’s investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
Davis New York Venture Fund	$41,537,477	$34,244,599
Europacific Growth Fund	62,696,241	47,305,718
Harbor Mid Cap Growth Fund	48,828,453	41,610,442
PIMCO Total Return Fund	41,474,927	42,379,740
*Putnam Stable Value Fund, at contract value	74,263,541	78,837,722
SSgA S&P 500 Index Securities Lending Series Fund	115,910,573	78,061,265
T. Rowe Price Retirement 2020 Fund	39,855,918	36,067,723
T. Rowe Price Retirement 2030 Fund	44,356,547	36,037,655
* Investment held by a permitted party-in-interest (see Note 7).
During the year ended December 31, 2013, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

* Common stock – Health Net, Inc. - healthcare	$2,060,136
Common collective trust funds - SSgA S&P 500 Index Securities Lending Series Fund	26,734,751
Mutual funds:
Asset allocation	20,204,386
Blend	11,064,918
Growth - mid/large cap equities	17,944,419
Income - corporate and government bonds, asset-backed securities	(3,808,600)
Value - domestic large/small cap equities	13,548,643
Capital preservation and other	93,651
Total mutual funds	59,047,417
Total net appreciation in fair value of investments	$87,842,304
* Investment held by a permitted party-in-interest (see Note 7).
5.    NET ASSET VALUE PER SHARE
The following tables set forth a summary of the Plan’s investments for which fair value is estimated using the net asset value per share as of December 31, 2013 and 2012:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2013
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund (a)	$115,910,573	$—	Immediate	None	None
Stable value (b)	75,236,393	—	Immediate	None	None
Total	$191,146,966	$—

	Fair Value Estimated Using Net Asset Value per Share December 31, 2012
	Fair Value	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Common collective trust funds:
SSgA S&P 500 Index Securities Lending Series Fund (a)	$78,061,265	$—	Immediate	None	None
Stable value (b)	81,273,808	—	Immediate	None	None
Total	$159,335,073	$—

(a) The S&P 500 Index Securities Lending Series Fund’s strategy is to match, as closely as possible, the return of the S&P 500 Index, regardless of market conditions. This fund is primarily invested in common stock. This fund participates in a securities lending program maintained by the fund’s manager.

(b) The stable value fund’s strategies seek to invest primarily in GICs and similar contracts issued by insurance companies, banks, or other financial institutions and SBICs, including separate account products of insurance companies. The stable value fund invests at least 5 percent of its assets in money market instruments, cash, cash equivalents and other stable value funds with investment policies and other provisions similar to those of the stable value fund, and may invest without limit in these investments. As of December 31, 2013, the stable value fund was invested as follows: 52.6 percent in GICs, 40.9 percent in SBICs, and 6.5 percent in cash and cash equivalents. As of December 31, 2012, the stable value fund was invested as follows: 49.3 percent in GICs, 34.8 percent in SBICs, and 15.9 percent in cash and cash equivalents. See Note 2 for more information on the stable value fund.
6.    FEDERAL INCOME TAX STATUS
The Plan received a determination letter dated May 26, 2010, in which the Internal Revenue Service ("IRS") stated that the Plan terms at the time of the determination letter application were in compliance with the applicable sections of the IRC. The Plan has been amended, and amended and restated, since the May 26, 2010 determination letter was issued. In January 2014, previously adopted Plan amendments, and an amendment and restatement, were filed as part of the process to obtain a new favorable determination letter, and in March 2014, the IRS provided an acknowledgement of such request. The Company believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan Administrator believes that the Plan is qualified and the related-trust is tax-exempt as of the financial statement dates. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any period. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
7.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of a mutual fund issued by Mercer Trust Company and a common collective trust fund issued by Putnam Investments, LLC, both of which are subsidiaries of Marsh & McLennan Companies, Inc. Mercer Trust Company is the Trustee of the Plan, and therefore, these transactions qualify as party-in-interest transactions. The Plan Sponsor has an agreement with Financial Engines to provide investment advisory services to Plan participants (see Note 1 for more information regarding these services). Financial Engines has an arrangement with the Trustee of the Plan to market and offer such services to other plans, for which, the Plan's Trustee is also the trustee. Furthermore, the Trustee of the Plan receives fees from Financial Engines, under a service agreement, for establishing and maintaining secure communication links and data connectivity that enables the provisions of the services provided to Plan participants.
In addition, transactions in the Company’s common stock, an investment option offered to certain participants of the Plan, qualify as party-in-interest transactions. As of December 31, 2013 and 2012, the Plan held 336,735 shares and 380,517 shares, respectively, of common stock of the Company, the sponsoring employer, with fair values of $9,990,917 and $9,246,570, respectively. During the year ended December 31, 2013, the Plan recorded no dividend income related to its investment in the Company’s common stock. The Plan also issues loans to participants, which are secured by the balances in the participants' accounts. However, such transactions are exempt from the prohibited transaction rules of ERISA and the IRC.
8.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.
9.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The Plan is subject to ERISA and must therefore file a Form 5500, Annual Return/Report of Employee Benefit Plan, with the U.S. Department of Labor. Form 5500 reports Plan financial information based on the audited financial statements, with particular modifications based on the Form 5500 instructions.
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Net assets available for plan benefits per the financial statements	$652,970,517	$549,942,043
Employer contributions receivable	(838,484)	(1,034,228)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	972,852	2,436,086
Net assets per the Form 5500	$653,104,885	$551,343,901

The following is a reconciliation of contributions received from the employer and participants and the increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2013:

Contributions per the financial statements	$50,836,742
Add: Employer contributions receivable at December 31, 2012	1,034,228
Less: Employer contributions receivable at December 31, 2013	(838,484)
Total contributions per the Form 5500	$51,032,486

Increase in net assets per financial statements	$103,028,474
Add: Employer contributions receivable at December 31, 2012	1,034,228
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2012	(2,436,086)
Less: Employer contributions receivable at December 31, 2013	(838,484)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2013	972,852
Net gain per the Form 5500	$101,760,984
* * * * * *

SUPPLEMENTAL SCHEDULE
HEALTH NET, INC.
401(k) SAVINGS PLAN
EMPLOYER IDENTIFICATION NUMBER: 95-4288333
PLAN NUMBER: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
	Mutual Funds
	American Funds	Europacific Growth Fund	**	62,696,241
	Davis Distributors, LLC	Davis New York Venture Fund	**	41,537,477
	Eagle Funds	Eagle Small Cap Growth Fund	**	1,766,519
	TD Asset Management USA Funds Inc.	TDAM Money Market Portfolio	**	216,787
	Harbor Funds Distributors, Inc.	Harbor Mid Cap Growth Fund	**	48,828,453
	JP Morgan	JP Morgan Equity Income Fund	**	1,550,259
	Natixis Funds	Loomis Sayles Large Cap Value Fund	**	3,217,580
*	Mercer Trust Company	Brokerage Securities—Mutual Fund Window	**	907,581
	PIMCO Funds Distributors LLC	PIMCO Total Return Fund	**	41,474,927
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2010 Fund	**	9,762,945
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2015 Fund	**	1,390,208
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2020 Fund	**	39,855,918
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2025 Fund	**	2,553,367
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2030 Fund	**	44,356,547
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2035 Fund	**	3,150,245
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2040 Fund	**	32,332,903
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2045 Fund	**	1,560,097
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2050 Fund	**	574,055
	T. Rowe Price Trust Company	T. Rowe Price Retirement 2055 Fund	**	861,374
	T. Rowe Price Trust Company	T. Rowe Price Retirement Income Fund	**	3,811,742
	Vanguard	Inflation Protected Securities Fund	**	15,708,380
	Vanguard	Mid Cap Index Fund	**	27,291,158
	Vanguard	Small Cap Index Fund	**	20,734,808
	Vanguard	Value Index Fund	**	14,728,895
	Wells Fargo Funds Trust	Wells Fargo Advantage Special Small Cap Value Fund	**	15,862,245
			**	436,730,711
	Common Collective Trust Funds		**
*	Putnam Investments, LLC	Putnam Stable Value Fund	**	75,236,393
	State Street Bank and Trust Company	SSgA S&P 500 Index Securities Lending Series Fund	**	115,910,573
				191,146,966
	Health Net, Inc. Common Stock
*	Health Net, Inc.	336,735 shares of Health Net, Inc. common stock	**	9,990,917
	Notes Receivable from Participants
*	Plan participants	Loans to participants are secured by participant’s account, have terms generally of up to five years, with maturity dates through November 2028 and bear interest ranging from 3.25% to 9.5%.		15,236,291
	Total Assets			$653,104,885

*	Investment held by a permitted party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HEALTH NET, INC. 401(k) SAVINGS PLAN
June 27, 2014	/S/ JOSEPH C. CAPEZZA
Joseph C. Capezza
Chief Financial Officer of Health Net, Inc. (the Plan’s Sponsor) and Member of the Health Net, Inc. Compensation and Benefits Committee (the Plan’s Administrative Committee)

EXHIBIT INDEX

23.1    Consent of Deloitte & Touche LLP